Exhibit 1.1

FINAL VERSION 6/10/25

Subject to FRE 408

Subject to All Mediation Privileges

Ligado – Settlement Term Sheet1

THIS SETTLEMENT TERM SHEET IS NOT AN OFFER WITH RESPECT TO ANY SECURITIES OR A SOLICITATION OF ACCEPTANCE OR REJECTION OF A CHAPTER 11 PLAN OF REORGANIZATION PURSUANT TO THE BANKRUPTCY CODE. ANY SUCH OFFER OR SOLICITATION WILL BE MADE ONLY IN COMPLIANCE WITH ALL APPLICABLE SECURITIES LAWS AND PROVISIONS OF THE BANKRUPTCY CODE.

This settlement term sheet (the “Term Sheet”) sets forth the principal terms of a consensual restructuring (the “Transaction”) agreed to among the Consenting Mediation Parties2 with respect to the existing debt and other obligations of the Debtors. The Transaction shall be implemented pursuant to provisions in and/or modifications to the AST Definitive Documents3, AST Definitive Agreements Order, the Amended Inmarsat Cooperation Agreement4, Inmarsat-AST Agreement5, the Plan (including any supplements thereto) and the Confirmation Order (the “Mediated Agreements”) as set forth herein, as appropriate.

1.	Commitment of the Mediation Parties

The Debtors agree to use commercially reasonable efforts to pursue and consummate the Transaction via the Mediated Agreements. The Consenting Mediation Parties agree (i) to incorporate these terms into the Mediated Agreements, as appropriate, including the AST Definitive Agreements Order and the Confirmation Order, and (ii) that any further modification of such terms requires the consent of each affected Consenting Mediation Party.

The Consenting Mediation Parties agree to support the Transaction, the Disclosure Statement, the AST Transaction, the Plan, assumption of the Amended Inmarsat Cooperation Agreement as set forth herein, and any other motion filed by the Debtors in the Chapter 11 Cases in furtherance of the Transaction (and, in the case of AST, subject to its applicable consent rights under the RSA); to vote all claims they hold against the Debtors, or as to which they have voting authority; and to accept the Transaction by the deadlines set forth in the Disclosure Statement, subject to any consent or other similar rights set forth in the Restructuring Support Agreement and the AST Definitive Documents; provided, that, for the avoidance of doubt, all affirmative support contemplated of Inmarsat and Viasat is limited to the actions specified herein and in the applicable amendment to the Inmarsat Cooperation Agreement.

1 Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Joint Chapter 11 Plan of Ligado Networks LLC and its Affiliated Debtors and Debtors in Possession Docket No. 348 (the “Plan”).

2 The Consenting Mediation Parties consist of the following: the Debtors, the Ad Hoc First Lien Group, the Ad Hoc Crossholder Group, AST & Science, LLC (“AST”), Inmarsat Global Limited (“Inmarsat”), and Viasat, Inc. (together with Inmarsat, “Viasat”).

3 The “AST Definitive Documents” shall include that certain Amendment to the Strategic Collaboration and Spectrum Usage Agreement amending Section 2.3 thereof to provide for Ligado’s transfer of its L-band operations and assets to a bankruptcy remote special purpose entity under its ownership and control following resolution of the Takings Litigation.

4 The “Inmarsat Cooperation Agreement” means the Amended and Restated Cooperation Agreement by and among Lightsquared LP, Skyterra (Canada) Inc., Lightsquared Inc. (collectively, “Ligado”) and Inmarsat Global Limited, dated August 6, 2010, as amended through December 31, 2024. The “Amended Inmarsat Cooperation Agreement” means the Amendment and Restatement to the Inmarsat Cooperation Agreement contemplated by this Term Sheet. AST shall have the right to participate in the discussions concerning the Amended Inmarsat Cooperation Agreement, including but not limited to reviewing and commenting on drafts of such amendment. Ligado and Inmarsat shall execute the Amended Inmarsat Cooperation Agreement prior to confirmation of the Plan.

5 AST and Inmarsat shall execute a separate binding agreement (the “Inmarsat-AST Agreement”) to give the parties the right to enforce directly against each other the commitments made to each other in Sections 2-3 hereof in connection with any Coordination Breach, including the right to pursue injunctive relief, specific performance or other remedies directly against each other for any such Coordination Breach.

Inmarsat and Viasat and AST shall be “Released Parties” and “Releasing Parties” under the Plan, subject to the Void Ab Initio Provision (as set forth in Section 5 herein) and any obligations of AST under the AST Definitive Documents.

2.	Inmarsat Regulatory Support[6]

Ligado and AST have provided certain due diligence materials requested by Inmarsat to evaluate the technical parameters of the Proposed NGSO System. Ligado and AST will provide Inmarsat with the redacted FCC and ISED applications for a proposed non-geostationary satellite orbit satellite system to be operated in the L-Band in North America (the “Proposed NGSO System”)7 at the time of filing those applications, and unredacted versions of such applications will be provided to Inmarsat’s outside regulatory counsel and external technical advisors pursuant to a non-disclosure agreement among the parties. The applications will expressly: (i) state that the operations of all AST and Ligado spacecraft, individually and taken as a whole, and regardless of orbit, will be consistent with and remain within the technical, geographic and other limitations in the Amended Inmarsat Cooperation Agreement and Ligado’s other coordination agreements with various parties; and (ii) request that the FCC and ISED recognize that the operations of the Proposed NGSO System have been coordinated subject to the terms of the Amended Inmarsat Cooperation Agreement and the Inmarsat-AST Agreement, and give effect to such agreements by licensing the Proposed NGSO System to operate in accordance with the terms of such agreements.8 9

Such technical and geographic requirements include (but are not limited to) (i) those limiting the Ligado service area under the different Tiers in the Amended Inmarsat Cooperation Agreement, and (ii) those limiting co-channel and non-co-channel operations, both uplink and downlink, which will not change. For the avoidance of doubt, the Amended Inmarsat Cooperation Agreement shall not require (1) Inmarsat to constrain its user terminal emissions below the level otherwise provided in Exhibit L with respect to Ligado GSO satellites; (2) Ligado or AST to constrain their user terminal emissions below the level otherwise provided in Exhibit L with respect to Inmarsat GSO satellites or (3) Inmarsat, or AST and Ligado, to constrain their satellite emissions (individually or in the aggregate) below the level otherwise provided in Exhibit L. None of Inmarsat, Ligado nor AST shall advocate in the application proceedings, or in any other domestic or international regulatory forum, for L-band interference protection criteria for GSO networks that are less protective than those under existing ITU-R Recommendations with a single-entry I/N protection criterion of -12.2 dB (ITU-R Recommendations M.1183 and M.1234) that must be met 99.9% of the time (ITU-R Recommendations M.1037, M.1476, and International Maritime Organization Resolution A.1001(25)).

6 Sections 2-4 to be incorporated in the Amended Inmarsat Cooperation Agreement.

7 Solely with respect to the initial FCC and ISED applications for the Proposed NGSO System, such applications shall: (a) consistent with Inmarsat’s exclusive rights vis-à-vis Ligado under the existing Inmarsat Cooperation Agreement, state that use of the L-Band by the Proposed NGSO System will comply with the Amended Inmarsat Cooperation Agreement, (b)with respect to the L-Band, be limited to Ligado’s geographic coverage areas in North America specified in Exhibit L and Ligado’s Spectrum assignments in the then-operative Spectrum Plan, (c) not include any S-band operations in the coverage area of the Inmarsat S-band network over Europe and North Africa, (d) not include service links or feeder links in the Ku-band or the Ka-band, and (e) provide that AST/Ligado and Inmarsat/Viasat will coordinate the Proposed NGSO System feeder links with any Inmarsat or Viasat NGSO system, provided that such Proposed NGSO System feeder links are in the same frequency band as Inmarsat/Viasat feeder links. For the avoidance of doubt, the foregoing does not prohibit the initial FCC and ISED applications from requesting authority for other MSS, IMT-terrestrial or feeder link frequency bands or international operations and provision of service in those other bands.

8 The applications will not be more granular in respect of prong (ii) and the Amended Inmarsat Cooperation Agreement shall not be submitted to the FCC with the initial applications or comments, and Inmarsat/Viasat shall promptly refer any specific request by the FCC for the Agreement or any portion thereof to Ligado.

9 Subject to Inmarsat providing certain technical information on a proposed Inmarsat/Viasat L-Band NGSO system to Ligado and AST, prior to filing an application, the Section 2 and 3 commitments will apply to require Ligado and AST to support an Inmarsat/Viasat L-Band NGSO application to the FCC and ISED (if any) so long as Inmarsat/Viasat comply with the provisions of the Amended Inmarsat Cooperation Agreement.

Provided the Applications meet the two conditions in the first paragraph of this section, Inmarsat (on behalf of Inmarsat Global Ltd. and its affiliates) shall affirmatively support before the FCC and ISED the initial regulatory applications seeking authority to operate the Proposed NGSO System within the L-Band in North America.10 Such affirmative support shall be limited to:

●	filing Comments and Reply Comments in support of the application(s) at the FCC and ISED, and responding to requests or inquiries from Ofcom regarding the coordination within the L-Band;[11]

●	providing notice to the Debtors of any industry and commercial customer complaints/objections about the application(s) received by or known to Inmarsat;

●	engaging in negotiations with other Region 2 operators as needed to coordinate the Proposed NGSO System;

●	working cooperatively for NGSO and GSO systems for the Debtors (including the Proposed NGSO System) and Inmarsat/Viasat to coexist in accordance with the Amended Inmarsat Cooperation Agreement; and

●	refraining from taking any public or private action contrary to any of the foregoing.

In addition to this affirmative support for the Proposed NGSO System regulatory applications, the Amended Inmarsat Cooperation Agreement shall state that Inmarsat (on behalf of Inmarsat Global Ltd. and its affiliates) shall have an affirmative obligation not to oppose a regulatory application for supplemental coverage for space in the 1670-1675 MHz band in the United States as contemplated by the AST Transaction, provided that Inmarsat reasonably concludes that the proposed SCS use would not increase any interference into Inmarsat’s operations in the 1670-1675 MHz band outside of the United States, or its L-band operations in any geographic area, beyond any interference expected from the currently licensed use of that band for terrestrial communications within the United States.

10 Inmarsat would not have an affirmative obligation to support (but would not oppose) other aspects of the application (e.g., safe flight, collision risk, environmental impact).

11 The Amended Inmarsat Cooperation Agreement will establish a process for seeking to coordinate Comments and Reply Comments prior to filing those documents.

3.	Breaches of the Amended Inmarsat Cooperation Agreement

The Amended Inmarsat Cooperation Agreement shall include a process for resolving any disputes about compliance with its technical, geographic and other limitations, or any claims of interference. If, a Party is alleged to have breached the technical and/or geographic limitations of the Amended Inmarsat Cooperation Agreement in Exhibits B, C, L, M, N, T and U, (the “Cooperation Agreement Limits”) and such breach is alleged to either (a) be caused by Inmarsat’s operations, or (b) be caused by the operations of the Proposed NGSO System and/or the Ligado satellites (in either case, a “Coordination Breach,” and it being understood that in the case of (a), Ligado and AST shall jointly and severally be deemed the “Notifying Party” and Inmarsat shall be deemed the “Operating Party”, and in the case of (b) Inmarsat shall be deemed the “Notifying Party” and Ligado and AST shall jointly and severally be deemed the “Operating Party”), then the Notifying Party shall provide written notice of the alleged Coordination Breach to the Operating Party with documentation to substantiate such alleged Coordination Breach.

The Notifying Party shall provide any information, assistance and support reasonably requested by the Operating Party in order to investigate, verify and cure such alleged Coordination Breach, provided that such information, assistance and support does not extend to modification of satellite network operations by the Notifying Party. If such Coordination Breach was caused by the Operating Party and is not cured within twenty-four (24) hours, or if there are three (3) Coordination Breaches by the same Operating Party in a one hundred eighty (180)-day period even if cured within twenty-four (24) hours, then the Notifying Party may seek injunctive relief through an expedited dispute resolution process incorporated into both the Amended Inmarsat Cooperation Agreement and the Inmarsat-AST Agreement (“Coordination Breach Dispute”).

The expedited dispute resolution process shall include the following features:

(a)	Ligado/AST and Inmarsat will jointly agree on and retain an engineering expert to serve as an arbitrator empowered to determine whether a Coordination Breach has occurred and to provide expedited injunctive relief for any such Coordination Breach (as retained, replaced or succeeded, the “Arbitrator”). The Arbitrator will be paid an agreed annual retainer plus additional, reasonable fees for any arbitral dispute.

(b)	On an annual basis, the Parties shall jointly provide the Arbitrator with a high-level technical briefing on their L-band satellite systems, subject to the confidentiality provisions of the Amended Inmarsat Cooperation Agreement and Inmarsat-AST Agreement.

(c)	Inmarsat, Ligado and AST agree that a Coordination Breach would cause irreparable harm to the Notifying Party and agree to include the language in Rider A in the Amended Cooperation Agreement and the Inmarsat-AST Agreement.

(d)	If a Coordination Breach has not been cured within twenty-four (24) hours of notice of a Coordination Breach (“Coordination Breach Notice”), or if there have been three Coordination Breach Notices within a one hundred eighty (180)-day period, then the Notifying Party may file a Coordination Breach Dispute with the Arbitrator (“Coordination Breach Complaint”), with a simultaneous copy to the Operating Party.

(e)	The Coordination Breach Dispute shall be resolved as soon as practicable, and in no event longer than seven (7) days after the Coordination Breach Complaint is filed. The Parties shall provide information related to the Coordination Breach Dispute directly to the Arbitrator (with a redacted copy or summary to the other Party/Parties, and an unredacted copy to the other Party/Parties’ external legal and technical advisors) within three (3) days of the Coordination Breach Complaint, and a hearing shall be held within five (5) days of filing the Coordination Breach Complaint. These time periods may be reduced by the Arbitrator for any Coordination Breach alleged to impact the availability of Inmarsat safety services.

(f)	If the Arbitrator determines that the Operating Party has caused (i) a Coordination Breach that remains uncured, (ii) a Coordination Breach that was cured more than twenty-four (24) hours after the Coordination Breach Notice, or (iii) three Coordination Breaches within one hundred eighty (180) days, then (A) the Arbitrator shall issue an appropriate injunction (a “Coordination Breach Injunction”), which shall require the Operating Party to continue implementing any ongoing cure, or to cure the Coordination Breach as soon as practicable, within the time allowed by the Arbitrator, but in no event more than twenty-four (24) hours after the issuance of the Coordination Breach Injunction; and (B) the Operating Party shall be responsible for paying the attorneys’ fees and Arbitrator costs of the Notifying Party for the arbitration.

(g)	If the Arbitrator (i) denies the Coordination Breach Complaint, then the Notifying Party shall pay the attorneys’ fees and Arbitrator costs of the Operating Party for the arbitration, (ii) denies four (4) consecutive Coordination Breach Complaints from the same Notifying Party, then the Notifying Party shall also pay an additional amount of one million five hundred thousand dollars ($1,500,000) to the Operating Party upon the resolution of the fourth Coordination Breach Complaint, or (iii) grants four (4) consecutive Coordination Breach Complaints from the same Notifying Party, then the Operating Party shall pay an additional amount of one million five hundred thousand dollars ($1,500,000) to the Notifying Party upon the resolution of the fourth Coordination Breach Complaint.

(h)	In the event of any continuing Coordination Breach as determined by the Arbitrator, a Notifying Party may also seek enforcement of a Coordination Breach Injunction in the New York Supreme Court, Commercial Division or the federal court in the Southern District of New York (the “Court”) and shall be awarded attorneys’ fees and costs for a successful enforcement, along with any other remedies available at law or equity as determined by the Court.

(i)	The Arbitrator will serve until a Party requests replacement of such Arbitrator after the earlier of (i) the later of (A) two (2) years or (B) three (3) months after the last arbitration (if any), and (ii) three (3) consecutive arbitrations (if any), with the Amended Inmarsat Cooperation Agreement to provide a process for Arbitrator appointment and succession.

For the avoidance of doubt, if a Coordination Breach was caused by the operations of the Proposed NGSO System and the Ligado satellites, then AST and Debtors shall be jointly and severally liable for such Coordination Breach (after the launch of the Proposed NGSO System).

For the further avoidance of doubt, the Parties agree that the availability of injunctive relief through the expedited arbitral process set forth above does not preclude a Party from seeking enforcement of the Amended Inmarsat Cooperation Agreement in the New York Supreme Court, Commercial Division or the federal court in the Southern District of New York (the “Court”).12

The Parties expressly agree that strict adherence to the expedited dispute and arbitration process set forth in this Term Sheet and the Amended Inmarsat Cooperation Agreement is essential to the integrity of the dispute resolution framework and to prevent irreparable injury to the Notifying Party. In the event that a Party fails or refuses to participate in, or otherwise obstructs, the arbitration process—including but not limited to the appointment of an arbitrator, participation in hearings, or compliance with arbitral orders—the other Party may seek immediate judicial enforcement of such obligations in the Court.

The Parties consent to the jurisdiction of the Court for the purpose of enforcing arbitration-related obligations and obtaining temporary, preliminary, or permanent injunctive relief, including a Temporary Restraining Order, on an expedited or ex parte basis. The Parties agree that any such failure to comply with the arbitration process would cause immediate and irreparable harm, including but not limited to disruption of satellite operations, regulatory uncertainty, and damage to commercial relationships and reputation, for which there is no adequate remedy at law, as further detailed in Rider A. The Parties agree that injunctive relief may be granted without the necessity of proving actual damages or posting a bond, and that such relief is appropriate and necessary to prevent further irreparable harm.

Ligado and AST shall jointly and severally indemnify and hold harmless any Inmarsat Affiliated Party from and against any and all damages, liabilities, losses, judgments and costs and expenses (including reasonable attorneys’ fees) (collectively “Damages”) incurred by any Inmarsat Affiliated Party in connection with the defense or settlement of any and all claims, suits, judgments, proceedings or causes of action brought by any third Person (collectively “Claims”) in which any Inmarsat Affiliated Party may be involved or threatened to be involved, as a party or otherwise, arising out of any breach by Ligado or AST of any the Amended Inmarsat Cooperation Agreement requirements related to the Proposed NGSO System.

4.	Payments to Inmarsat

Provided that both the AST Definitive Agreements Order and the Confirmation Order shall have been entered by the Bankruptcy Court and not subject to any stay, (i) on October 31, 2025, the Debtors shall make a lump sum indefeasible payment to Inmarsat in the amount of $420 million; (ii) on March 31, 2026 (October 31, 2025 and March 31, 2026, each a “Cure Payment Date”), the Debtors shall make an additional lump sum indefeasible payment to Inmarsat in the amount of $100 million (together with the $420 million lump sum payment described in (i), the “Cure Payments”); (iii) on the Plan Effective Date following satisfaction of the Approval Condition (as such term is defined in the Strategic Collaboration and Spectrum Usage Agreement dated as of March 22, 2025 by and among Ligado Networks LLC and Spectrum USA I, LLC (the “Collaboration Agreement”)), the Debtors shall make a lump sum indefeasible payment to Inmarsat in the amount of $15 million (the “Emergence Payment”); (iv) on September 30, 2025, the Debtors shall resume making the indefeasible Reduced Phase 2 Quarterly Payments (as defined in Amendment 5 of the Inmarsat Cooperation Agreement) as installments of the Annual Payment (as defined in the Inmarsat Cooperation Agreement). The Reduced Phase 2 Quarterly Payment to be made on September 30, 2025, shall equal $15,918,689.51. Thereafter, Reduced Phase 2 Quarterly Payments shall be made by Debtors or the reorganized Debtors, as applicable, in the amounts required by the Amended Inmarsat Cooperation Agreement. For the avoidance of doubt, the funds required to make the Cure Payments, the Emergence Payment and the Reduced Phase 2 Quarterly Payments prior to the Plan Effective Date shall be paid by AST to the Debtors in accordance with the AST Definitive Documents for the benefit of Inmarsat. Upon timely receipt of the Cure Payments (and all Reduced Phase 2 Quarterly Payments due and payable as of the date of the receipt of the Cure Payments), the Debtors shall be deemed to have assumed the Amended Inmarsat Cooperation Agreement. In the event that one or more Cure Payments or Reduced Phase 2 Quarterly Payments are not timely, Inmarsat can waive the timeliness issue, and Debtors shall be deemed to have assumed the Amended Inmarsat Cooperation Agreement.

12 The Amended Inmarsat Cooperation Agreement will provide for Coordination Breach Complaints to be resolved through the expedited arbitral process in this Term Sheet, or in the Court. All other disputes would be resolved in the Court. The same right to terminate after failure to cure for 60 days in Section 7.2 of the Inmarsat Cooperation Agreement would carry forward to the Amended Inmarsat Cooperation Agreement.

The Consenting Mediation Parties acknowledge that, upon timely receipt of the Cure Payments (and all Reduced Phase 2 Quarterly Payments due and payable as of the date of the receipt of the Cure Payments) in accordance with the timelines set forth herein, Inmarsat is waiving accrued claims under the Inmarsat Cooperation Agreement in the amount of approximately $101 million (“Inmarsat Waived Claims”). Inmarsat agrees that the foregoing payments shall be sufficient to cure any defaults under the Inmarsat Cooperation Agreement under Section 365 of the Bankruptcy Code and no other amounts shall be due and owing in connection with the valid assumption of the Amended Inmarsat Cooperation Agreement.

Notwithstanding anything else herein, (i) in the event that any of the Cure Payments are not satisfied in accordance with the timelines set forth herein (a “Cure Payment Failure”), Inmarsat reserves the right to seek to compel performance of such payment obligations, and to assert the Inmarsat Waived Claims under the AST Order, the Plan Confirmation Order, the Bankruptcy Code, or other applicable law, and/or pursue the full range of remedies available under the Inmarsat Cooperation Agreement or the Amended Inmarsat Cooperation Agreement; and (ii) in the event that any of the Emergence Payment or the Reduced Phase 2 Quarterly Payment obligations are not made as required herein, Inmarsat reserves the right to seek to compel performance of such payment obligations under the AST Order, the Plan Confirmation Order, the Bankruptcy Code, or other applicable law, and/or pursue the full range of remedies available under the Inmarsat Cooperation Agreement and the Amended Inmarsat Cooperation Agreement, in each case, subject to the provisions of the Bankruptcy Code.

For the avoidance of doubt, failure by the Debtors to pay Inmarsat any of the foregoing amounts shall not constitute a rejection of the Amended Inmarsat Cooperation Agreement under Section 365 of the Bankruptcy Code or termination of the Amended Inmarsat Cooperation Agreement, provided, however, nothing herein shall limit Inmarsat’s rights to argue that such failure comprises grounds for either rejection and/or termination.

Upon entry of the AST Definitive Agreements Order, Inmarsat’s Motion to Compel Ligado Networks LLC and Ligado Networks (Canada)’s Compliance with 11 U.S.C. §§ 365(d)(5) and 503(b) Docket No. 193 shall be withdrawn without prejudice, provided that, such motion shall be deemed to be withdrawn with prejudice as of entry of the Confirmation Order.

5.	Release of Claims and Litigation Tolling

Except as otherwise provided below, upon entry of the Confirmation Order, and such Order not being stayed, the Debtors, on the one hand, and Inmarsat and Viasat, on the other hand, as set forth below shall mutually release any and all claims or causes of action against the other, including, for the avoidance of doubt, (i) any claims or causes of action asserted or otherwise provided for in Proofs of Claim No. 3, 31, and 33 filed in the Debtors’ Chapter 11 Cases by Inmarsat and Viasat, and (ii) any claims or causes of action asserted or otherwise provided for in (i) the complaint filed in the New York County Supreme Court under the caption Ligado Networks LLC, and Ligado Networks (Canada) Inc., v. Inmarsat Global Limited, on March 19, 2025; and (ii) the complaint filed in the Delaware bankruptcy court under the caption Ligado Networks LLC et al. v. Inmarsat Global Limited, No. 25-50000 (TMD) (D. Del. Bankr.) on January 7, 2025 (collectively, the “Inmarsat Complaint”).

The Debtors and Viasat acknowledge that the releases above, which cover any and all unknown claims, constitute a waiver of any potential application of California Civil Code § 1542, which states:

A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.

The releases above (including as to unknown claims) apply notwithstanding California Civil Code § 1542 (or similar statutes), and notwithstanding that a party may later learn facts that would have materially affected this Term Sheet.

Upon entry of the AST Definitive Agreements Order, the Debtors and Inmarsat agree to stay the Inmarsat Complaint currently before the United States Bankruptcy Court for the Southern District of New York in its current status until the release of the Inmarsat Complaint is effective and irrevocable or the Void Ab Initio Provision (as defined below) has come into effect. If Ligado is aware of an Inmarsat action (or inaction) that it believes breaches Inmarsat’s regulatory support obligations in Section 2, it must provide notice of the alleged breach within ten (10) days of becoming aware of such action (or inaction). Inmarsat shall have ten (10) days to cure the alleged breach. If the alleged breach is not cured within ten (10) days, then Ligado may file a claim that Inmarsat has breached its Section 2 obligations (“Breach Allegations”), provided that such a claim must be filed no later than the day that is thirty (30) days following an “Inmarsat- Caused FCC Non-Approval.”13 At the time of filing a claim alleging Breach Allegations which seeks any monetary damages, Ligado’s complaint shall permanently, exclusively and irrevocably elect, as Ligado’s sole and exclusive remedy, either (i) contractual remedies for breaching the regulatory support provisions in the Amended Inmarsat Cooperation Agreement; or (ii) revival of the Inmarsat Complaint (“Revival Election”). Notwithstanding the foregoing or anything to the contrary contained herein, Ligado shall at all times be entitled to seek specific performance of, or injunctive relief in connection with, Inmarsat’s regulatory support obligations in Section 2 in connection with Breach Allegations without limiting any of its rights otherwise provided in this paragraph (and without any requirement that Ligado make the exclusive and irrevocable election set forth in the preceding sentence).

The releases with respect to the Inmarsat Complaint and Inmarsat Waived Claims shall become effective and irrevocable upon the earlier of (a) FCC approval or denial of the application to license the Proposed NGSO System (other than under circumstances constituting an Inmarsat-Caused FCC Non-Approval); (b) an Inmarsat-Caused FCC Non-Approval, unless Ligado timely made Breach Allegations and made the Revival Election within 30 days of such an Inmarsat-Caused FCC Non-Approval; or (c) five years from the date of entry of the AST Definitive Agreements Order (“Release Effective Date”). Ligado shall dismiss the Inmarsat Complaint with prejudice within three (3) business days of the Release Effective Date.

Notwithstanding anything to the contrary herein, if there is (x) a Cure Payment Failure or (y) a Revival Election, the releases with respect to the (i) Inmarsat Complaint, and (ii) Inmarsat Waived Claims shall be withdrawn, void and of no effect (the “Void Ab Initio Provision”).

13 An “Inmarsat-Caused FCC Non-Approval” means denial of Ligado’s FCC application for the Proposed NGSO System, or the FCC imposition of limitations or conditions on the grant of the FCC Application, in either case caused by Inmarsat’s actual breach of its regulatory support obligations specified in any Breach Allegations.

Solely in connection with the Inmarsat Complaint and for purposes of the Inmarsat Waived Claims, the Debtors and Inmarsat shall agree to the tolling of the statute of limitations, for a period beginning on the date the AST Definitive Agreements Order is entered (“Tolling Date”), and ending the earlier of (a) the Release Effective Date, or (b) five (5) years after the Tolling Date, for all deadlines applicable to the causes of action asserted in the Inmarsat Complaint, and applicable to the Inmarsat Waived Claims. For the avoidance of doubt, it is the intent of the Parties to preserve the status quo as of the Tolling Date for all claims arising out of the Inmarsat Cooperation Agreement that are the subject of the Inmarsat Complaint as well as the Inmarsat Waived Claims, and nothing in this Term Sheet shall revive or otherwise authorize any claim that would be barred by the application of the statute of limitations or any other time-based defense as of the Tolling Date.

For the avoidance of doubt, except as otherwise provided for in this Term Sheet, nothing contained herein shall (i) release or relieve a party with respect to any ongoing obligations under the Inmarsat Cooperation Agreement, the Amended Inmarsat Cooperation Agreement or the Viasat Agreements (as defined in Proof of Claim No. 33) and (ii) except for the mutual releases set forth in Section 5 of this Term Sheet, the Void Ab Initio Provision shall not impact any of the other terms or conditions set forth herein.

6.	Milestone and Deadline Extensions and Cure Payments and DUO Payments

Subject to the provisions of Section 3, the Consenting Mediation Parties agree to extend the following milestones in the Restructuring Support Agreement and DIP Credit Agreement to document and seek Bankruptcy Court approval of the agreements set forth in this Term Sheet and effectuate such agreements through the Mediated Agreements: (i) an extension of the milestones set forth in Section 4.04(l) and 4.04(m) of the RSA and 5.16(k) and 5.16(l) of the DIP Credit Agreement to June 5, 2025; and (ii) an extension of the milestones set forth in Section 4.04(n) of the RSA and 5.16(m) of the DIP Credit Agreement to July 31, 2025.

The Debtors and AST, on behalf of itself, AST SpaceMobile, Inc. and Spectrum USA I, LLC, agree that for the purposes of the Framework Agreement (as defined in the AST Definitive Agreements Motion), (a) the full satisfaction of the Cure Payments hereunder shall be deemed to have satisfied the “Payment Condition” under the Framework Agreement, (b) such Cure Payments shall be deemed to be the “Viasat Payment”, (c) the date(s) on which the Cure Payments are made shall be deemed to be the “DUO Payment Date” and (d) accordingly, the aggregate amount of the DUO Payments required to be made pursuant to Section 2.2(a) of the Framework Agreement shall be reduced (subject to the Catch-Up DUO Payments) in accordance with Section 2.2(b) of the Framework Agreement.

7.	AST Expense Reimbursement

The Debtors shall pay a fixed portion of the reasonable and documented fees, costs and expenses of Freshfields LLP, as counsel to AST, in an amount of $5,300,000. Following entry of the AST Definitive Agreements Order, within 5 business days of receipt of an invoice from Freshfields LLP, the Company shall pay $2,500,000 of such accrued fees, costs and expenses, and shall pay the remaining $2,800,000 on the Plan Effective Date.

8.	Backstop Facility and Exit Facility

The AST Definitive Agreements Order shall provide that the Debtors, AST, the Ad Hoc First Lien Group, and the Ad Hoc Crossholder Group agree that AST’s obligations to proceed with the AST Transaction and make the payments to Viasat contemplated under AST Definitive Agreements Order shall be subject to (1) AST’s approval (acting reasonably) of each of the credit agreement and related documentation for the Exit Facility and the commitment letter or incremental amendment, as applicable, and related documentation for the Backstop Commitment (defined below), and (2) the execution and delivery to AST within 60 days of the date of the entry of the AST Definitive Agreements Order a financing commitment (the “Backstop Commitment”) together with the documentation relating to the increase of the DIP Facility pursuant to the Backstop Commitment, all of which shall be consistent with the agreed upon term sheets for the Exit Facility and the Backstop Commitment. The Debtors agree not to, and the AST Definitive Agreements Order shall provide, that the Debtors shall not make any amendments to the Exit Facility documentation that are adverse to AST without the prior written consent of AST, which consent shall not be unreasonably withheld.

9.	Consequences of Approval Condition Failure

If an Approval Condition Failure (as such term is defined in the Collaboration Agreement) shall occur (unless a breach by AST of its obligation under the Collaboration Agreement with respect to the satisfaction of the Approval Condition is the primary cause of such Approval Condition Failure), then:

(a)	The Debtors shall automatically, and without the necessity of any further act or instrument or notice, be obligated to pay AST immediately that amount (the “Refund Amount”) which is equal to the sum of any and all Cure Amounts advanced by AST to the Debtors for the benefit of Inmarsat in accordance with Section 3 above and the related AST Definitive Documents.

(b)	The Debtors shall immediately submit a draw request under the DIP Facility in an amount equal to the Refund Amount and direct such payment to be made directly to AST; and if they fail to do so, then as provided in the term sheet for the Backstop Commitment, AST shall be granted a power of attorney in connection with the Backstop Commitment and shall be entitled to exercise the power of attorney to submit a draw request under the DIP Facility on behalf of the Debtors in the amount of the Refund Amount and direct such payment to be made directly to AST in satisfaction of Ligado’s obligation to pay the Refund Amount to AST.

(c)	Provided that the conditions for draw under the Backstop Commitment are satisfied, the lenders providing the Backstop Commitment shall fund the draw request, the proceeds of which shall be immediately and solely used to pay AST the Refund Amount.

Rider A

The Parties expressly agree that strict compliance with the geographic, power, out-of-band emissions and other limits set forth in this Agreement (“Cooperation Agreement Limits”) is essential to the integrity of this Agreement. Ligado/AST acknowledges that Inmarsat provides critical services in the L-band spectrum to its customers in North America, including safety services, and that Inmarsat is obligated by its Public Service Agreement with the International Mobile Satellite Organization to maintain global service availability. Inmarsat acknowledges that Ligado and AST provide critical services in the L-band spectrum to their customers in North America. The Parties further acknowledge and agree that any breach of the Cooperation Agreement Limits by one party (the “Operating Party”) would cause the other party (the “Notifying Party”) immediate and irreparable harm that is extremely difficult, if not impossible, to quantify and for which there is no adequate remedy at law.

Such inestimable harm includes, but is not limited to, damage to the Notifying Party’s revenues, brand and reputation, service quality and quantity, customer satisfaction and retention, government contracts, other customer contracts, and regulatory standing including for spectrum allocation and use. The Parties agree that these harms are inherently difficult to calculate and that monetary damages would be insufficient to compensate for such injuries. Accordingly, the Parties agree that in the event of any actual breach of the Cooperation Agreement Limits, and following any cure period specified in this Agreement, the Notifying Party shall be entitled to immediate injunctive or other equitable relief, including specific performance, prohibiting such breach, without the necessity of proving actual damages or posting a bond, and that such relief is appropriate and necessary to prevent further irreparable harm.

The Parties further agree that any breach of the Cooperation Agreement Limits would cause irreparable harm to the Notifying Party, and that such irreparable harm outweighs any potential adverse impact of compliance with those Cooperation Agreement Limits on the quality or quantity of service provided by the Operating Party.

The Parties agree and acknowledge that none of the foregoing shall be read to expand the scope of monetary damages that a Party is entitled to seek under the Cooperation Agreement.

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